EXHIBIT-21

Subsidiaries of EnviroStar, Inc.

Name of Subsidiary	State of Incorporation

Steiner Atlantic Corp.	Florida
Dryclean USA License Corp	Florida
Dryclean USA Development Corp	Florida
Biz Brokers International, Inc.	Florida
Western State Design, Inc.	Delaware